

By Electronic Mail

January 31, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
Issuer CIK: 0001415726
Issuer File Number: 333-146827/811-22135
Form Type: 8-A12B
Filing Date: January 31, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator S&P 500 Buffer ETF - February (BFEB)
- Innovator S&P 500 Power Buffer ETF - February (PFEB)
- Innovator S&P 500 Ultra Buffer ETF - February (UFEB)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst